Cardtronics, Inc.
3110 Hayes Road, Suite 300
Houston, Texas 77082
July 7, 2006
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
100 F Street NE
Washington, D.C. 20549

Re:	Registration Statement on Form S-4
File No. 333-131199
Ladies and Gentlemen:
     This letter accompanies Amendment No. 1 to Form S-4 of Cardtronics, Inc. (the “Company”) with respect to an exchange offer for the Company’s 9.250% Senior Notes due 2013 (the “Senior Notes”), which were originally issued on August 15, 2005 in a Rule 144A transaction.
     The purpose of this letter is to confirm supplementally to the Staff that the Company is registering the Senior Notes to be issued in such exchange offer in reliance on the Exxon Capital Holdings Corporation letter (available May 13, 1988). The Company hereby represents that they have not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Senior Notes to be issued in the exchange offer and, to the best of their knowledge and belief, each person (including any broker-dealer) participating in the exchange offer will acquire such Senior Notes in the ordinary course of business and with no arrangement or understanding with any person to participate in a distribution of Senior Notes to be received in the exchange offer.
     If any additional supplemental information is required by the Staff, please contact the Company’s counsel, Mr. David P. Oelman, whose telephone number and mailing address are shown on the facing sheet of the S-4 Registration Statement.

Very truly yours, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
J. Chris Brewster
Chief Financial Officer